SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for August 2022

São Paulo, September 5, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of August 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 43.9%. Total seats increased 41.4% and the number of departures increased by 44.9%. GOL's total demand (RPK) increased by 46.3% and the load factor was 81.5%.
|	GOL’s domestic supply (ASK) increased 29.7% and demand (RPK) increased by 31.7%. GOL’s domestic load factor was 81.4%. The volume of departures increased by 39.1% and seats increased by 36.1%.
|	GOL’s international supply (ASK) was 323 million, the demand (RPK) was 266 million and international load factor was 82.3%.

August/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			LTM Traffic Figures (1)
Operating data *	Aug/22	Aug/21	% Var.	8M22	8M21	% Var.	Aug/22 LTM	Aug/21 LTM	% Var.
Total GOL
Departures	16,264	11,223	44.9%	128,938	76,495	68.6%	186,616	121,702	53.3%
Seats (thousand)	2,825	1,997	41.4%	22,472	13,501	66.4%	32,491	21,449	51.5%
ASK (million)	3,282	2,281	43.9%	26,199	15,987	63.9%	37,227	25,372	46.7%
RPK (million)	2,675	1,829	46.3%	20,904	13,112	59.4%	29,936	20,701	44.6%
Load factor	81.5%	80.2%	1.3 p.p	79.8%	82.0%	-2.2 p.p	80.4%	81.6%	-1.2 p.p
Pax on board (thousand)	2,236	1,478	51.2%	17,346	10,754	61.3%	25,400	17,072	48.8%
Domestic GOL
Departures	15,606	11,223	39.1%	125,614	76,495	64.2%	182,987	121,702	50.4%
Seats (thousand)	2,718	1,997	36.1%	21,907	13,501	62.3%	31,875	21,449	48.6%
ASK (million)	2,959	2,281	29.7%	24,657	15,987	54.2%	35,561	25,372	40.2%
RPK (million)	2,409	1,829	31.7%	19,601	13,112	49.5%	28,538	20,701	37.9%
Load factor	81.4%	80.2%	1.2 p.p	79.5%	82.0%	-2.5 p.p	80.3%	81.6%	-1.3 p.p
Pax on board (thousand)	2,146	1,478	45.1%	16,867	10,754	56.9%	24,883	17,072	45.8%
International GOL
Departures	658	0	N.A	3,324	0	N.A	3,629	0	N.A
Seats (thousand)	107	0	N.A	565	0	N.A	616	0	N.A
ASK (million)	323	0	N.A	1,541	0	N.A	1,666	0	N.A
RPK (million)	266	0	N.A	1,304	0	N.A	1,398	0	N.A
Load factor	82.3%	0	N.A	84.6%	0	N.A	83.9%	0	N.A
Pax on board (thousand)	90	0	N.A	479	0	N.A	516	0	N.A
On-time Departures	93.0%	95.6%	-2.6 p.p	93.8%	96.3%	-2.5 p.p	92.3%	95.5%	-3.2 p.p
Flight Completion	99.7%	99.3%	0.4 p.p	99.6%	98.7%	0.9 p.p	99.5%	98.8%	0.7 p.p
Cargo Ton (thousand)	5.6	3.4	63.9%	42.6	25.0	70.4%	59.6	38.5	54.7%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for August 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer